Gilbert Bergsman
Eichler Bergsman & Co., LLP                                 Paul Eichler
Certified  Public Accountants                               Michael E. Silverman
404 Park Avenue South, New York, New York 10016
Tel 212-447-9001 Fax 212-447-9006

UNITED STATES SECURITIES
 AND EXCHANCE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Filings

                         Re: In the matter of eSAFFTYWORLD, Inc, (HO-09343)
Gentlemen:

        We have previously submitted a letter dated Feb 15, 2002 to our former client, eSAFETYWORLD, Inc. (the "Company") after their forwarding to us a draft copy of Form 8-K, that the Company intended to file with the SEC regarding the change of accountants. A copy of that letter is attached. In that letter to the Company we stated that we believed that the disclosures in the draft 8-K (copy attached) were inadequate and did not explain our disagreements and reasons for our resignation in accordance with subparagraph (iv) and (v) of 304(a) (i) of Regulation 229.304. The following elaborates on the four concerns in that letter.

        First, the 8-K did not reflect that if the changes we required in income recognition with respect to the June, 30, 2001 annual report concerning complete reductions in the recognition of consulting fee income from other companies had not been made in accordance with our requirements, we would have then resigned or made reference to the subject matter of such disagreement giving an adverse opinion in our report. This disclosure is required in the 8-K in accordance with subparagraph (iv) of the Regulation.

        Second, with respect to the Company's December 31, 2001 second quarter we received the Company's trial balances, schedules and a draft 1O-Q on February 11, 2002. Upon reviewing this material we had disagreements regarding the amount shown for goodwill ("Acquired Intangible"), deferred contract costs and loans and advances to related individuals and investments in companies related to insiders. If the Company had not then agreed to substantially increase the allowances and reserves for these items, we would have then resigned. Notwithstanding the increased reserves for these items, our continuing concerns about these items contributed to our subsequent decision to resign. This disclosure is required to be set forth in the 8-K in accordance with subparagraph (iv) of the Regulation.

Securities and Exchange                                       February 27, 2002
Commission                             Page Two -





          Third, our letter to the Audit Committee, dated November 21, 2001 (copy attached) was delivered to the Company without our having received a copy of the NASD letter of November 5, 2001 (copy attached) that notified the Company of the NASD's intention to delist the Company. Our firm first received the November 5, 2001 letter on February 12, 2002. In our February 15, 2002 letter to the Company we stated that the November 21, 2001 letter is withdrawn and that the Company's Audit Committee should be notified of our action. The Company's action in securing from us the November 21, 2001 letter without disclosing to us the NASD letter of Novernber 5, 2001 is one of the primary reasons for our resignation and should be disclosed in the 8-K as required by subparagraph (v) of the Regulation.

         Fourth, we did not see in advance or participate, in the preparation of the Company's filing of the Form 12b-25 on September 28, 2001. In that filing, the Company included amounts for revenues and net income for the June 30, 2001 fiscal year without first discussing with us the disclosure of such amounts. Those amounts were first presented to us in trial balances and schedules, and then in a draft 1O-K received approximately two days before the 12b-25 filing. Beginning shortly before September 28, 2001 we were beginning to question the Company's income recognition policy as it effected revenues and net income. For the 10-K filing we required substantial reductions in revenues and resultant net income, and would have then resigned if such reductions had not been made. We only learned that the 12b-25 contained the revenue and net income amounts when we read the reference to them on page 6 of the NASD letter of November 5, 2001 received by us on February 12, 2002. The failure to earlier disclose to us these amounts in that filing is another primary reason for our resignation. This disclosure is required under subparagmphs (iv) and (v) of the Regulation.

          Based on the above we concluded that we can no longer rely on management's representations and that the foregoing should be disclosed in the 8-K.

                                                  Respectfully,



  EBCO:blz                                        /s/Eichler Bergsman & Co., LLP
  Enclosures                                         Eichler Bergsman & Co., LLP